Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-XXXXX) and related Prospectus of Covanta Holding Corporation for the registration of shares of its common stock, preferred stock, warrants, debt securities, subscription rights, purchase contracts and purchase units, and to the incorporation by reference therein of our reports dated February 18, 2014, with respect to the consolidated financial statements and schedule of Covanta Holding Corporation, and the effectiveness of internal control over financial reporting of Covanta Holding Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey

October 24, 2014